Skadden, Arps, Slate, Meagher & Flom llp
FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com
July 21, 2011
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004
Attention: Laura Hatch

RE:	The Gabelli Global Utility & Income Trust (File Nos. 333- and 811- 21529)
Ladies and Gentlemen:
     Electronically transmitted herewith for filing on behalf of The Gabelli Global Utility & Income Trust (the “Fund”) is the Fund’s registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933.
     If you have any questions or comments or require any additional information in connection with the Fund or the Registration Statement please telephone me at (212) 735-2775.

Very truly yours,

/s/ Zev Wexler

Zev Wexler